Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

November 27, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Karen Rossotto

Re:	Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A of DWS Variable NAV Money Fund (the “Fund”), a series of Investors Cash Trust (the “Trust”) (Reg. Nos. 033-34645; 811-06103)

Dear Ms. Rossotto,

This letter is being submitted on behalf of the Fund in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on November 19, 2013 relating to the above-captioned Post-Effective Amendment filed with the SEC on October 2, 2013 (the “Amendment”).

The Staff’s comments are restated below followed by the Funds’ responses.

Prospectus Comments:

1.      Share Class Name in EDGAR

Comment: Please confirm that the share class name “Capital Shares” will be added to EDGAR for the Fund.

Response:  The Fund has updated the share class name in EDGAR.

2.      Expense Waiver/Reimbursement Arrangements

Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Fund’s fee tables will extend for at least one year from the date of the Prospectuses.

Response: The Fund confirms that the expense waiver/reimbursement arrangements reflected in the fee tables will extend for at least one year from the date of the Prospectuses.

3.      Tax Information

Comment: In the “Tax Information” section in the summary section of the Fund’s Prospectuses, please consider adding clarifying disclosure that distributions from tax-deferred investment plans may be taxable to shareholders.

Response: The following disclosure has been added to the “Tax Information” section in the summary section of the Fund’s Prospectuses:

“Any withdrawals you make from such tax-deferred investment plans, however, may be taxable to you.”

Statement of Additional Information Comments:

1.	Board Members

Comment:  In Appendix II-A of Part II of the Fund’s Statement of Additional Information (“SAI”), please consider adding “during at least the past 5 years” to the column titled “Other Directorships Held by Board Members.”

Response: The Trust believes that the disclosure as set out in the table of Appendix II-A of Part II of the Fund’s SAI is consistent with the requirements of Item 17(a) of Form N-1A.

2.	Commodity Pool Operator Exclusion

Comment:  In Appendix II-G – Investment Practices and Techniques of Part II of the Fund’s Statement of Additional Information (“SAI”), there are successive entries titled “Commodity Pool Operator Exclusion” and “Commodity Pool Operator Regulation” that appear to be contradictory.

Response:  As discussed during our telephone conversation, Part II of the SAI is applicable to many funds in the DWS family of funds.  Part I of the SAI is applicable only to the Fund and Appendix I-I of Part I specifies that the “Commodity Pool Operator Exclusion” section contains the relevant disclosure for the Fund.

3.	Derivatives

Comment:  In Appendix II-G, the entry titled “Derivatives” includes discussion of credit default swaps and total return swaps, among other derivatives instruments.  In connection with these instruments, confirm that if the Fund were to sell credit protection, the Fund segregates liquid assets in an amount equal to the notional value of the credit default swap in accordance with Staff guidance with respect to senior securities.  In addition, while asset segregation for total return swaps should be done in accordance with the Staff’s prior written guidance, the Staff could issue future guidance relating to asset coverage for total return swaps.

Response:  As discussed, the Fund does not make use of derivatives as specified in Appendix I-I of Part I of the Fund’s SAI, which sets out the relevant investment practices and techniques described in Appendix II-G that would be employed by the Fund.

4.      Investments in Private Funds

Comment:  Please confirm that the Fund will limit its investment in illiquid private funds to no more than 15% of the Fund’s assets.

Response:  As of the date of this letter, the Fund does not have any direct exposure to private fund investments and any investment by the Fund in a private fund would need to be consistent with the Fund’s investment objectives and policies as set out in “Investment Companies and Other Pooled Investment Vehicles” in Appendix II-G of Part II of the Fund’s SAI.  For purposes of the Fund’s illiquid investment policy, the Fund anticipates treating private fund investments as illiquid, though the facts and circumstances of an investment may warrant different treatment.  Please note that because the Fund is a money market fund managed in accordance with Rule 2a-7 under the Investment Company Act of 1940, as amended, the Fund limits any illiquid securities to no more than 5% of its total assets.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan
Director and Counsel

cc.  John Marten, Vedder Price P.C.

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